Section 906 Certification

Certification Pursuant to
18 U.S.C. Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
In connection with the Annual Report on Form 40-F of Ballard Power Systems Inc., a corporation organized under the laws of British Columbia (the “Company”), for the period ending December 31, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 11, 2021	/s/ R. Randall MacEwen
R. Randall MacEwen
President and Chief Executive Officer (principal executive officer)

Dated: March 11, 2021	/s/ Anthony Guglielmin
Anthony Guglielmin
Vice President and Chief Financial Officer (principal financial officer)